UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40298

SMART SHARE GLOBAL LIMITED

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Feng Zhang

Mr. Feng Zhang has resigned as a director of Smart Share Global Limited (the “Company”) for personal reasons, effective November 27, 2023. The resignation of Mr. Zhang was not due to any disagreement with the Company. The Company is grateful for Mr. Zhang’s valuable contribution to the Company over the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART SHARE GLOBAL LIMITED

By	:	/s/ Maria Yi Xin
Name	:	Maria Yi Xin
Title	:	Chief Financial Officer

Date: November 27, 2023